

News Release – November 29, 2006

Crew Minerals ASA Listing Application Update

LONDON, United Kingdom: November 29, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

The Board of Crew Gold has submitted a listing application to the Oslo Stock Exchange on behalf of its 100%-owned subsidiary, Crew Minerals ASA. This listing application was originally planned to be evaluated by the Board of the Oslo Stock Exchange November 29th. Due to delays in receiving certain certificates from the authorities in the Philippines, Crew Gold has decided to delay the evaluation of the listing application by the Board of the Oslo Stock Exchange until December 19th, 2006. Crew Gold is of the opinion that these certificates will be received well in advance of the next board meeting at the Oslo Stock Exchange.

Subject to the Oslo Stock Exchange's positive conclusion, Crew Minerals expects the first trading day to be on or about December 21st, 2006. The first trading day was originally planned to be December 19th.

Crew Minerals will publish a prospectus within the next few days in connection with the listing and an Initial Public Offering ("IPO"). The size of the IPO will be up to NOK 50 million.

Jan A Vestrum
President & CEO